UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. )*

                         TIS Mortgage Investment Company
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   8725-27-10
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                                 (CUSIP Number)

    James G. Lewis, Esq., Third Capital, LLC, Ninth Floor, 314 Church Street,
                   Nashville, Tennessee 37201, (615) 255-3199
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 16, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  8725-27-10

                                  SCHEDULE 13D

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           Third Capital, LLC
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  [X]

           (b)  [ ]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

           OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)
           [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Tennessee
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              NUMBER OF                  7     SOLE VOTING POWER

               SHARES                          None

            BENEFICIALLY

              OWNED BY

                EACH

              REPORTING

               PERSON

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                                  Page 2 of 11

CUSIP No.  8725-27-10

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             WITH
                                         8     SHARED VOTING POWER

                                               760,000 (see Items 3 and 5)
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                                         9     SOLE DISPOSITIVE POWER

                                               760,000 (see Items 3 and 5)
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                                         10    SHARED DISPOSITIVE POWER

                                               None
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           760,000 (see Items 3 and 5)
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           [---]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.38% (see item 5)
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   14      TYPE OF REPORTING PERSON*

           OO
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                                  SCHEDULE 13D

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           Christopher L. Jarratt
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)   [X]

CUSIP No.  8725-27-10

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           (b)   [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*

           PF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)
           [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Tennessee
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              NUMBER OF                  7     SOLE VOTING POWER

               SHARES                          20,000

            BENEFICIALLY

              OWNED BY

                EACH

              REPORTING

               PERSON

                WITH
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--------------------------------------------------------------------------------
                                         8     SHARED VOTING POWER

                                               None
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                                         9     SOLE DISPOSITIVE POWER

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                                  Page 4 of 11

CUSIP No.  8725-27-10

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                                               20,000
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                                         10    SHARED DISPOSITIVE POWER

                                               None
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--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,000
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--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           [---]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.25%
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   14      TYPE OF REPORTING PERSON*

           IN
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                                  SCHEDULE 13D

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           James G. Lewis
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  [X]

           (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
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                                  Page 5 of 11

CUSIP No.  8725-27-10

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           PF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)
           [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Tennessee
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              NUMBER OF                  7     SOLE VOTING POWER

               SHARES                          12,000

            BENEFICIALLY

              OWNED BY

                EACH

              REPORTING

               PERSON

                WITH
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                         8     SHARED VOTING POWER

                                               None
--------------------------------------------------------------------------------
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                                         9     SOLE DISPOSITIVE POWER

                                               12,000
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                                         10    SHARED DISPOSITIVE POWER

                                               None
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
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                                  Page 6 of 11
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CUSIP No.  8725-27-10

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           PERSON

           12,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           [---]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.15% (see item 5)
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   14      TYPE OF REPORTING PERSON*

           IN
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         This original Schedule 13D Statement is filed on behalf of Third
Capital, LLC, a Tennessee limited liability company ("Third Capital"), Christopher L. Jarratt ("Jarratt") and James G. Lewis ("Lewis"), for the purpose of reporting the ownership by Jarratt and Lewis of common stock, $0.001 par value per share, of TIS Mortgage Investment Company, a Maryland corporation ("TIS" or the "Company"), and the acquisition by Third Capital of certain rights to acquire shares of common stock, $0.001 par value per share, of TIS.

Item 1.    Security and Issuer.

         This Schedule 13D Statement relates to the shares of Common Stock, $0.001 par value per share (the "Shares"), of TIS Mortgage Investment Company, a Maryland corporation ("TIS"), which has its principal executive offices at 655 Montgomery Street, Suite 800, San Francisco, California 94111.

Item 2.    Identity and Background.

       (a) The persons filing this Schedule 13D is Third Capital, LLC, a Tennessee limited liability company ("Third Capital"), Christopher L. Jarratt and James G. Lewis. Christopher L. Jarratt is the Chief Manager of Third Capital. Mr. Jarratt and Mr. Lewis are the only members of Third Capital. Mr. Jarratt and Mr. Lewis are Directors of TIS.

       (b) The principal business address of Third Capital, Mr. Jarratt and Mr. Lewis is 314 Church Street, Ninth Floor, Nashville, Tennessee 37201.

       (c) The principal business of Third Capital, Mr. Jarratt and Mr. Lewis is to acquire, hold, sell or otherwise invest in all types of real estate and related securities, and to conduct various real estate advisory activities.

CUSIP No.  8725-27-10


       (d)    Negative with respect to Third Capital, Mr. Jarratt and Mr. Lewis.

       (e)    Negative with respect to Third Capital, Mr. Jarratt and Mr. Lewis.

       (f) Third Capital, LLC is a limited liability company organized under the laws of the State of Tennessee. Mr. Jarratt and Mr. Lewis are citizens of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

       Pursuant to the terms of an option agreement which is attached hereto as
Exhibit 7.1 (the "Option"), Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund") granted Third Capital the right to purchase from the Fund 760,000 shares of common stock, $0.001 par value, of TIS Mortgage Investment Company, a Maryland corporation. If the Option is exercised prior to August 1, 1998, the exercise price shall be equal to the greater of $2.00 per common share or the then "current market price" (as defined in the Option). If the Option is exercised thereafter during the option term, the exercise price shall be equal to the greater of $2.25 per common share or the then "current market price". The Option expires on the earlier of (i) March 31, 1999, or (ii) 120 days following the Company's next annual meeting at which a minimum of 3 directors are elected to serve on the Company's Board of Directors; subject to earlier termination under certain conditions described in the Option.

       The Shares reported herein as having been acquired by Mr. Jarratt were purchased for the aggregate purchase price of approximately $22,500.00 with Mr. Jarratt's personal funds.

       The Shares reported herein as having been acquired by Mr. Lewis were purchased for the aggregate purchase price of approximately $13,500.00 with Mr. Lewis' personal funds.

Item 4.       Purpose of Transaction.

         As part of this transaction, the Fund executed an Irrevocable Proxy (which is attached hereto as part of Exhibit 7.1) granting Christopher L. Jarratt, or in his absence, James G. Lewis, the right to vote 760,000 shares of common stock of the Company for the limited purpose of voting as the Fund's proxy for the election of individuals to serve as directors for the Company. The Irrevocable Proxy expires on the earlier of (i) March 31, 1999, or (ii) 120 days following the Company's next annual meeting at which a minimum of 3 directors are elected to serve on the Company's Board of Directors; subject to earlier expiration under certain conditions described in the Irrevocable Proxy.

         Third Capital, Mr. Jarratt and Mr. Lewis purchased the common stock and acquired the rights described herein for the purpose of investment and to effect the management, business strategies and operations of TIS Mortgage Investment Company.

         Mr. Jarratt and Mr. Lewis were members of the Totally Ignored Stockholders Committee ("TIS Committee"), a committee formed in April, 1997, by the Fund, Mr. Jarratt and Mr. Lewis

CUSIP No.  8725-27-10


to implement changes in the management and Board of Directors of the Company in order to enhance shareholder value. In May, 1997, Mr. Jarratt and Mr. Lewis were elected by the shareholders of TIS to serve as Directors for the Company.

         Mr. Jarratt and Mr. Lewis have had discussions with the Board of Directors of TIS and Lorraine O. Legg (the Company's President and recently appointed Director) regarding the Company's management and business strategies. These discussions primarily related to the filing group's opinion that in order to enhance shareholder value: (1) there should be a change of management at the Company, (2) substantial steps should be taken to reduce overhead expenses of the Company, and (3) the Company should be recapitalized in a manner that would
(i) bring the Company into compliance with the continued listing standards for NYSE listed companies, (ii) not jeopardize the use of the Company's net operating loss carryforwards, and (iii) not jeopardize the Company's REIT status.

         The filing group intends to continue discussions with the management and Board of Directors of the Company concerning ways to enhance shareholder value. The terms, conditions and structure of any recapitalization or management change will depend on, among other things, (1) the reactions of management and the Board of Directors to the filing group's proposals, (2) the filing group's completion of its due diligence regarding the Company, and (3) other relevant factors. There can be no assurance that any recapitalization, management change or other transaction will occur.

       In the event that the filing group is unsuccessful in its attempt to implement the changes described above through discussions with management and the Board of Directors, the filing group intends to nominate individuals to serve as Directors on the Company's Board of Directors at the next meeting of the Company's shareholders.

       Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and except as set forth above in this Item 4, neither Third Capital, Mr. Jarratt nor Mr. Lewis presently has plans or proposals that relate to or would result in any of the following:

       (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TIS;

       (ii) the sale or disposition of a material amount of assets of the TIS;

       (iii) a material change in the present capitalization or dividend policy of TIS;

       (iv) a material change in the business or corporate structure of TIS;

       (v) a change to the Articles of Incorporation or Bylaws of TIS or an impediment to the acquisition of control of TIS by any person;

       (vi) the delisting from any national securities exchange of the Shares;

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CUSIP No.  8725-27-10


       (vii) a class of equity securities of TIS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        (viii) any action similar to any of those enumerated in (i) through
(vii) above.

       Third Capital, Mr. Jarratt and Mr. Lewis reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above or in
Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

       (a) According to the most recently available filing with the Securities and Exchange Commission by TIS, there are 8,105,880 Shares outstanding.

              In the event Third Capital exercises all of its rights to purchase Shares under the Option, Third Capital will own 760,000 Shares, or approximately 9.38% of the outstanding Shares. Mr. Jarratt, as Chief Manager of Third Capital, may be deemed to beneficially own such Shares.

              Christopher L. Jarratt currently owns 20,000 Shares, or approximately 0.25% of the outstanding Shares. James G. Lewis currently owns 12,000 Shares, or approximately 0.15% of the outstanding Shares.

              Because Mr. Jarratt is the Chief Manager of Third Capital and Mr. Jarratt and Mr. Lewis are both members of Third Capital, Third Capital, Mr. Jarratt and Mr. Lewis may be deemed members of a group under Rule 13D-5 of the Exchange Act. Together, Third Capital, Mr. Jarratt and Mr. Lewis beneficially own 792,000 Shares, or approximately 9.77% of the outstanding Shares.

       (b) Mr. Jarratt, or in his absence Mr. Lewis, has been granted an irrovacable proxy by the Fund to vote 760,000 Shares, or approximately 9.38% of the outstanding Shares for the limited purpose of voting as the Fund's proxy for the election of individuals to serve as directors for the Company. The terms and conditions of this proxy are fully set forth in the agreement which is attached hereto as Exhibit 7.1. If Third Capital exercises the Option, Mr. Jarratt, as Chief Manager of Third Capital, will have the sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 760,000 Shares subject to the Option. Mr. Jarratt has the sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, all Shares owned by him. Mr. Lewis has the sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, all Shares owned by him.

       (c) During the past 60 days, Third Capital has acquired the right to purchase 760,000 Shares pursuant to the terms of the option agreement which is attached hereto as Exhibit 7.1. Neither Mr. Jarratt nor Mr. Lewis acquired any Shares in the past 60 days.

CUSIP No.  8725-27-10


       (d) No person other than Third Capital and its members have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

       (e)    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Except as described in Items 3 and 4, Third Capital has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any security of TIS, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

       Exhibit 7.1    Option Agreement and Irrevocable Proxy

       Exhibit 7.2    Agreement of Joint Filing

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 19, 1998                     THIRD CAPITAL, LLC


                                          By: /s/ C. L. Jarratt
                                              --------------------------------
                                              C. L. Jarratt,  Chief Manager